Mail Stop 3561

March 25, 2008

Mark A. Alexander
Chief Executive Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

> **Re:** **Suburban Propane Partners, L.P.**
> **Form 10-K**
> **Filed November 28, 2007**
> **File No. 1-14222**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Long-Term Debt Obligations and Operating Lease Obligations, page 43

Contractual Obligations, page 43

1. Please include long-term obligations related to your postretirement benefits plans, self-insurance programs and other non-current liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations. In addition, please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. Refer to Item 303(a)(5) of Regulation S-K and Section

IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates, page 26

2. To the extent material, please present an analysis of the uncertainties involved in applying your critical accounting estimates or the variability that is reasonably likely result from their application over time. In doing so, address how accurate your assumptions and estimates have been historically, how much they have changed historically, and whether they are reasonably likely to change in the future. Also provide an analysis of the sensitivity of your estimates and assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 11. Executive Compensation, page 59

Compensation Discussion and Analysis, page 59

3. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with representatives of Mercer Human Resource Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Mercer Consulting works.

4. You indicate that you benchmarked the compensation of your executives against companies included in the Mercer report with annual revenues of between $1.0 billion and $2.5 billion per year. Please tell us why you opted not to benchmark solely on a peer group of propane marketers or, at the very least, other energy fuel marketers or distributors, such as you have with respect to your Long Term Incentive Plan. Also, please disclose how much of a shortfall you were trying to lessen, as you indicate on page 60, in establishing the compensation packages for 2007 as compared to the Mercer benchmarked companies.

Annual Cash Bonus Plan, page 62

5. You have not provided quantitative disclosure of the fiscal budget that the compensation committee established for the annual cash bonus plan for 2008. Please disclose or, to the extent you believe disclosure of this target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question

3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

2003 Long-Term Incentive Plan, page 64

6. Please provide us with disclosure that reconciles the amounts granted under the LTIP-2 as reflected in Footnote (3) to the Summary Compensation Table as compared to the cash payouts related to the fiscal 2005 award earned at the conclusion of fiscal 2007 reflected here so that readers can understand what is reflected in the Summary Compensation Table.

2000 Restricted Unit Plan, page 66

7. You indicate on page 67 that your practice is to determine the dollar amount of equity compensation that you want to provide. Please revise to elaborate upon how the amount of the total pool and individual grants are determined.

Change of Control, page 74

8. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

Summary Compensation Table for Fiscal 2007, page 76

9. Please include narrative disclosure following the summary compensation and grants of plan-based awards tables, as applicable. See Item 402(e) of Regulation S-K.

10. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Dunn's total stock award is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to Mr. Dunn.

11. In future filings, please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation. See Item 402(e) of Regulation S-K.

Certain Relationships, page 93

    12. Please describe your policies and procedures for the review, approval, or ratification of the transactions you describe in this section. See Item 404(b) of Regulation S-K.

Financial Statements, Page F-1

Note 1. Partnership Organization and Formation page F-7

    13. Please tell us the authoritative accounting literature you relied upon in accounting for the GP Exchange Transaction. In doing so, tell us your consideration of the applicability of EITF D-42, including why you did not reduce the limited partners' interest in net income for fiscal 2007 by the excess of the fair value of common units transferred to the general partners over the carrying amount of the general partners' interests.

Note 7. Income Taxes, page F-17

    14. Please disclose taxable income of the partnership in a reconciliation from GAAP net income or tell us why you believe disclosure of taxable income is not meaningful to investors.

Note 8. Long-Term Borrowings, page F-19

    15. Please disclose the amount of partners' capital or net income restricted or free from restrictions as to payment of distributions under the restrictive covenants of your debt agreements. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note 11. Employee Benefit Plans, page F-22

    16. Please tell us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 15. Discontinued Operations and Disposition, page F-29

    17. We note that in connection with the sale of the underground granite propane storage cavern you entered into a long-term storage arrangement with the purchaser that will enable you to continue to meet the needs of your retail operations. Please tell us in further detail the terms of this arrangement and explain to us why you meet the conditions in paragraph 42 of SFAS 144 for discontinued operations treatment. Refer also to EITF 03-13.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or Bill Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director